Exhibit 99.1

Canadian Solar Reports Second Quarter 2020 Results

Guelph, Ontario, August 7, 2020 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•                  31% sequential increase in total module shipments to 2.9 GW, exceeding guidance of 2.5 GW to 2.7 GW.

•                  Net revenue of $696 million exceeding guidance of $630 million to $680 million.

•                  Gross margin of 21.2% exceeding guidance of 18.5% to 20.5%.

•                  17% reduction in operating expenses compared to the second quarter of 2019.

•                  Net income attributable to Canadian Solar of $20.6 million or $0.34 per diluted share.

•                  Updated shipment guidance to 11 GW to 12 GW for 2020, and 18 GW to 20 GW for 2021.

Dr. Shawn Qu, Chairman and CEO, commented, “Despite challenging market conditions, second quarter results exceeded expectations both on revenue and profits. Over the past 19 years, we have built a strong foundation and track record based on technology innovation, all-around product execution, robust customer channels and prudent capital deployment. This foundation has helped us to dynamically adjust to changing market environments and consistently deliver a market-leading return on capital and equity.

Last week, we announced the plan to list our Module and System Solutions (“MSS”) business on China’s stock market. If successful, it will give us greater access to additional, lower-cost sources of capital and allow us to grow faster at a time when we believe growth in the solar industry and market consolidation are both set to accelerate. We have started the pre-IPO capital raising process to bring in new partners to our MSS business and convert it into a Sino-foreign joint stock company, which is required by Chinese security regulations for listing in China’s stock market. This investment round is expected to be completed by the end of September, and will also allow us to immediately expand our manufacturing capacity using the best available technologies and equipment to support our newly set module shipment plan for 2021.

In addition, we believe the listing will help us unlock value for shareholders by addressing our valuation gap relative to China-listed solar companies. Meanwhile, as a Canadian-based global company, we remain fully committed to our NASDAQ listing and remain focused on expanding our Energy business worldwide by growing our high-quality project pipeline and sales, and increasing our partial ownership of select solar and storage projects.”

Yan Zhuang, President and COO, said, “We are benefiting from a demand rebound across most of our markets, with our order backlog for the second half of 2020 and even next year already exceeding our previous expectations. While the current polysilicon supply disruption and shortage presents a near-term challenge, we are positioning ourselves for long-term growth. On the one hand, we will expand capacity and increase the level of vertical integration in our module business, which will allow us to capture more global market share, enhance pricing power, control costs and improve profitability in an industry that is rapidly consolidating. On the other hand, we are building our technological capabilities in the solar PV plus storage space, gearing up for new growth opportunities as adoption of clean solar energy accelerates.”

Dr. Huifeng Chang, Senior VP and CFO, added, “As the industry demand and capital market conditions are both improving, we are working to strike a balance between investing for long-term growth and preserving cash. In the near term, uncertainties remain around the impact of the ongoing pandemic, geopolitical and policy risks. In the medium- to longer-term, the plan to list our MSS business in China’s stock market will give us the additional resources to deliver higher future earnings growth and return on capital. We remain disciplined in our capital allocation decisions, as always, and will continue to monitor the market and adjust to changes.”

Second Quarter 2020 Results

Total module shipments in the second quarter of 2020 increased to 2,905 MW from 2,214 MW in the first quarter of 2020, and 2,143 MW in the second quarter of 2019. Growth in shipments was driven by moderate market share gains. Of the total, 281 MW was shipped to the Company’s utility-scale solar power projects in the second quarter of 2020.

Net revenue in the second quarter of 2020 was $696 million, compared to $826 million in the first quarter of 2020, and $1,036 million in the second quarter of 2019. Growth in module shipments and EPC service revenues were offset by lower average module selling prices (“ASP”) and limited project sales. Project execution and sales schedules have been delayed due to the impact of COVID-19. That said, the Company is making headway and recently announced the financial closing of the 367 MWp Maplewood projects in Texas, for example.

Gross profit in the second quarter of 2020 was $147 million, compared to $223 million in the first quarter of 2020, and $183 million in the second quarter of 2019. Gross margin in the second quarter of 2020 was 21.2%, compared to 27.0% in the first quarter of 2020, and 17.6% in the second quarter of 2019. Gross margin was 18.2% excluding the benefit of a U.S. anti-dumping (“AD”) and countervailing duty (“CVD”) true-up of $20.4 million. The lower gross margin was anticipated given the significant decline in ASPs, partially offset by lower manufacturing costs.

Income from operations in the second quarter of 2020 was $45 million, compared to $113 million in the first quarter of 2020, and $61 million in the second quarter of 2019. The decline was partially offset by a 17% year-over-year reduction in the Company’s operating expenses to $102 million in the second quarter of 2020.

Non-cash depreciation and amortization charges in the second quarter of 2020 were $48 million, compared to $45 million in the first quarter of 2020, and $40 million in the second quarter of 2019.

Net foreign exchange loss in the second quarter was $4.5 million, compared to a net loss of $1 million in the first quarter of 2020 and a net gain of $4 million in the second quarter of 2019. The higher foreign exchange loss was mainly due to unfavorable moves in the Brazilian Real and the Thai Baht.

Income tax expense in the second quarter of 2020 was $9 million, compared to an income tax benefit of $29 million in the first quarter of 2020 and an income tax expense of $14 million in the second quarter of 2019.

Net income attributable to Canadian Solar in the second quarter of 2020 was $20.6 million, or $0.34 per diluted share, compared to net income of $110.6 million, or $1.84 per diluted share in the first quarter of 2020, and net income of $62.7 million, or $1.04 per diluted share in the second quarter of 2019.

Net cash used in operating activities in the second quarter of 2020 was approximately $114 million, compared to $105 million in the first quarter of 2019.

Module and System Solutions (MSS) Business Segment

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan until September 30, 2020. The Company is working on its new 2021 capacity expansion plans and will provide an update in the next quarter.

Manufacturing Capacity (MW)

	June 30, 2020 Actual	September 30, 2020 Planned	December 31, 2020 Planned
Ingot	1,850	1,920	1,920
Wafer	5,000	5,000	5,500
Cell	9,700	10,050	10,150
Module	13,950	14,010	16,060

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions and the Company’s capital allocation plan.

Operating Results

The following table presents unaudited select results of operations data of the Company’s MSS business segment for the periods indicated.

MSS Business Segment Financial Results*

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net revenues	706,155	689,799	673,116	1,395,954	1,142,017
Cost of revenues	557,263	540,931	519,376	1,098,194	889,040
Gross profit	148,892	148,868	153,740	297,760	252,977
Operating expenses	85,670	87,370	95,303	173,040	173,799
Income (loss) from operations	63,222	61,498	58,437	124,720	79,178
Gross margin	21.1%	21.6%	22.8%	21.3%	22.2%
Operating margin	9.0%	8.9%	8.7%	8.9%	6.9%

*Includes effects of both sales to third party customers and to the Company’s Energy Business Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflect management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenue of the MSS business:

MSS Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)

	Q2 2020	% of Net Revenues	Q1 2020	% of Net Revenues	Q2 2019	% of Net Revenues
Asia	261	39	175	30	236	36
Americas	215	32	252	43	181	27
Europe and others	193	29	161	27	244	37
Total	669	100	588	100	661	100

*Excludes sales from the MSS business to the Energy business.

Canadian Solar shipped 2.9 GW of modules to more than 80 countries in the second quarter of 2020. The top five markets of the MSS business ranked by revenues were the U.S., Japan, China, Spain and Australia.

Multi-crystalline modules accounted for 65% of the Company’s module shipments in the second quarter of 2020, and mono-crystalline modules accounted for 35%. The Company has the flexibility to produce both multi-crystalline and mono-crystalline modules, with the mix decision depending on the relative profitability and levelized cost of electricity (“LCOE”) of the alternative products.

Energy Business Segment

Energy Business Strategy

Canadian Solar has one of the world’s largest utility-scale solar project development platforms, with a track record of originating, developing, financing, building and bringing into commercial operation over 5.6 GWp of solar power plants across six continents. As a first mover, the Company has acquired extensive experience and built a leadership position in solar project development, with a current total project backlog and pipeline of 15.1 GWp.

Traditionally, the operating model for the Company’s Energy business has been to sell projects when they reach either their notice to proceed date (“NTP”) or commercial operation date (“COD”), depending on the optimal exit point for each project based on its specific risk and return profile. In certain cases, the Company has retained a minority ownership interest in order to capture additional operational value throughout the partial ownership holding period, while accelerating capital turnover into developing new solar projects. An example of this is the Canadian Solar Infrastructure Fund (“CSIF”), a publicly traded investment fund akin to a real estate investment trust, holding operating solar assets in Japan. CSIF has been listed on the Tokyo Stock Exchange since 2017 and remains 15%-owned by the Company. In addition to continuing to grow its project backlog and pipeline, the Company is evaluating ways to replicate its successful Japanese strategy in other markets, focusing on those regions with strong energy demand, attractive power prices and project returns, and stable capital markets. There are two key benefits to this approach:

•                  It will permit Canadian Solar to capture higher margins while recycling a large portion of capital. Meanwhile, it will allow the Company to build a base of stable and long-term cash flows from power sales, operations and maintenance (“O&M”), asset management and other services; and create new growth opportunities, including energy storage systems integration and optimization.

•                  Over time, the addition of more predictable and stable revenues and cash flows from power sales, O&M, asset management and other services will help smooth typical lumpiness associated with the development and sale of solar power projects.

Management targets are to achieve the following project sales and accumulated project ownership retained in the next 5 years:

Energy Business Targets	2020	2021	2022	2023	2024
Annual Project Sales, GWp	1.1-1.3	1.8-2.3	2.4-2.9	3.2-3.7	3.6-4.1
Cumulative Projects Retained (including inventory to be sold), MWp	~30	~130	~410	~760	~960

Note: There are uncertainties regarding the closing dates of project sales in 2020 due to COVID-19 disruptions. Forecasts for annual project sales include both projects sold at NTP and COD, which have a significant impact on revenue but more limited impact on profits. Final timing and recognition of project sales may be impacted by various external factors. These targets are subject to change without notice.

To help finance this business strategy, the Company is evaluating ways to create capital partnerships with investors seeking long-term stable cash flows through investments in clean, profitable and countercyclical solar energy infrastructure investments, via public or private investment vehicles. Given the low interest rate environment, management believes the Company’s solar assets are highly attractive to investors seeking stable yields, which will help build sustainable long-term value for Canadian Solar’s shareholders. The Company will make further progress updates as it executes on this strategy.

Project Backlog and Pipeline

As of June 30, 2020, the Company’s total project backlog and pipeline totaled 15.1 GWp, of which the project backlog totaled 4.2 GWp. The backlog includes projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years. A project’s Cliff Risk Date depends on the country where the project is located and is defined as the date on which the project passes the last of the high-risk development stages. This is usually the receipt of all required environmental and regulatory approvals, interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). All projects in the current backlog have secured a PPA or FIT or are reasonably assured of securing one.

The Company’s project pipeline totaled 10.9 GWp as of June 30, 2020. The pipeline includes early- to mid-stage project opportunities currently under development but that are yet to be de-risked.

Project Backlog and Pipeline (as of June 30, 2020)

Region	Backlog	Pipeline	Total
North America	1,544	4,101	5,645
Latin America	1,539	3,657	5,196
Europe, the Middle East and Africa (“EMEA”)	383	2,148	2,531
Japan	220	0	220
Asia Pacific excluding Japan	547	927	1,474
China	0	80	80
Total	4,233	10,913	15,146

Note: Backlog represents the gross MWp size of projects, including 63 MWp in Latin America and 124 MWp in EMEA that have already been sold to third parties or are not owned by Canadian Solar.

The Company believes there are significant growth opportunities in the solar plus storage market, given declining battery storage costs, higher capacity needs and accelerating retirements of fossil fuel power plants. The Company further believes it is uniquely positioned to deliver solar plus storage solutions to its customers given its integrated business model as a top-tier module technology manufacturer and global project developer, and is committed to expanding its presence in this space.

The table below sets forth the Company’s storage project backlog and pipeline as of June 30, 2020, which almost doubled compared to the previous quarter.

	Backlog	Pipeline	Total
Storage (MWh)	1,201	3,482	4,683

Projects in Construction

In addition to its project backlog and pipeline, the Company has 839 MWp of solar projects in construction.

Projects in Construction (as of June 30, 2020)

Region	MWp	Expected COD
North America	32	2020-21
Latin America	732	2020-21
Japan	70	2020-21
Asia Pacific ex. Japan	5	2020
Total	839	-

Note: Latin America portfolio includes 508 MWp of projects already sold at NTP, with milestone revenue recognition over the 2019-2021 period.

The Company has a sizable amount of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of June 30, 2020:

Expected COD Schedule (MWp)

2020	2021	2022 and Thereafter	Total
13	66	211	290

Solar Power Plants in Operation

As of June 30, 2020, the Company’s power plants in operation totaled 956 MWp, with an estimated total resale value of approximately $773 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of similar assets in the relevant markets.

North America	Latin America	Japan	Asia Pacific ex. Japan	China	Total
216	100	85	96	459	956

Note: The table represents the gross MWp size of the power plants in operation, including 108 MWp in North America and 26 MWp in Asia Pacific, excluding Japan, already sold to third parties.

Operating Results

The following table presents unaudited select results of operations data of the Company’s Energy business segment for the periods indicated.

Energy Business Segment Financial Results

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30, 2020	March 31, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Net revenues	26,661	238,088	374,938	264,749	406,525
Cost of revenues	15,083	148,339	353,529	163,422	375,703
Gross profit	11,578	89,749	21,409	101,327	30,822
Operating expenses	16,074	22,391	26,597	38,465	48,935
Income (loss) from operations	(4,496)	67,358	(5,188)	62,862	(18,113)
Gross margin	43.4%	37.7%	5.7%	38.3%	7.6%
Operating margin	-16.9%	28.3%	-1.4%	23.7%	-4.5%

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given existing market conditions, order book, production capacity, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, final customer demand, project construction and sale schedules, and the global impact of the ongoing COVID-19 pandemic. Management’s views and estimates are subject to change without notice.

For the third quarter of 2020, the Company expects total module shipments to be in the range of 2.9 GW to 3.1 GW, including approximately 300 MW of module shipments to the Company’s own projects that may not be immediately recognized as revenues. Total revenues are expected to be in the range of $840 million to $890 million, with gross margin expected to be between 14% and 16%.

For the full year of 2020, the Company now expects shipments to be in the range of 11 GW to 12 GW.

Management expects the demand in 2021 to be strong, according to various research reports and Canadian Solar’s own sales feedback. At the same time, industry consolidation is set to accelerate as customer preferences become more sophisticated around quality and service, increasingly choosing top tier solar brands.

As a result, Canadian Solar is positioning itself more assertively for returns-accretive growth. The Company is currently planning for 18 GW to 20 GW of shipments in 2021.

Dr. Shawn Qu, Chairman and CEO, commented, “We are encouraged to see demand rebounding globally, as more companies and consumers worldwide insist on sustainable power sources. For our Energy Business, our pipeline growth and project execution are making progress, although uncertainty remains around the timing and recognition of certain project sales. On the MSS side, we expect near-term margin pressure given cost increases from polysilicon supply shortages; however, given our leadership position in premium markets, we are able to share a portion of the higher costs with customers. Importantly, we expect the impact of the polysilicon supply disruption to lessen over the coming quarters as polysilicon suppliers restore their temporarily shut-down capacities and restart some of the currently idled, higher-cost capacities.

We plan to expand our market share as we increase our low-cost manufacturing capacity of high-quality modules, which will be supported by the pre-IPO round of capital raising for our MSS business. The improved access to capital through the expected China listing will help us to further capitalize on accelerating secular growth in solar demand, and to unlock sustainable value for our shareholders.”

Changes to the Board of Directors

Mr. Karl Olsoni was nominated by the Company and approved by shareholders as a new independent director during the 2020 Annual Meeting of Shareholders. He will serve on the Audit and Compensation Committees. Mr. Olsoni has served as a strategic advisor to the Board of Directors since January 2020.

Furthermore, the Board of Directors has accepted the resignation of Mr. Robert K. McDermott, who has played an instrumental role in the Company’s success since his appointment as lead independent director in 2006. “On behalf of our Board of Directors and the Company, I thank Bob for his valuable service and contributions and wish him well in future endeavors,” said Dr. Qu.

Recent Developments

On August 4, 2020, Canadian Solar announced that it commenced the construction of a 10 MWp solar power plant in Germany.

On July 27, 2020, Canadian Solar announced that a special committee of independent directors of the Company, with the assistance of outside financial and legal advisors, completed a review of strategic alternatives available to the Company and the board of directors of the Company decided to pursue a listing of the Company’s MSS business on either the Shanghai Stock Exchange’s Science and Technology Innovation Board or the Shenzhen Stock Exchange’s ChiNext Market.

On July 21, 2020, Canadian Solar announced its wholly-owned subsidiary Recurrent Energy closed $282 million of debt financing to construct its Maplewood and Maplewood 2 solar power projects totaling 367 MWp in Texas.

On June 23, 2020, Canadian Solar announced it signed two private power purchase agreements with Braskem S.A. and COPEL Energia for a total of 274 MWp of solar power projects in Brazil.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on August 7, 2020 (8:00 p.m., August 7, 2020 in Hong Kong) to discuss the Company’s second quarter 2020 results and business outlook. The dial-in phone number for the live audio call is 1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from Hong Kong) or +1 845-675-0437 (from international locations). The passcode for the call is 8068256.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Daylight Time on Saturday, August 15, 2020 (9:00 p.m., August 15, 2020 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong) or +1-646-254-3697 (from international locations), with passcode 8068256.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 46 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s Module and System Solutions (“MSS”) and Energy businesses:

	Select Financial Data - Module and System Solutions, and Energy

	Three Months Ended June 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	$706,155	$26,661	($36,970)	$695,846
Cost of revenues	557,263	15,083	(23,712)	548,634
Gross profit	148,892	11,578	(13,258)	147,212
Gross margin	21.1%	43.4%	—	21.2%
Income (loss) from operations	63,222	(4,496)	(13,258)	45,468

	Select Financial Data - Module and System Solutions, and Energy

	Six Months Ended June 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	$1,395,954	$264,749	$(139,222)	$1,521,481
Cost of revenues	1,098,194	163,422	(110,544)	1,151,072
Gross profit	297,760	101,327	(28,678)	370,409
Gross margin	21.3%	38.3%	—	24.3%
Income (loss) from operations	124,720	62,862	(28,678)	158,904

	Select Financial Data - Module and System Solutions, and Energy

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
	(In Thousands of U.S. Dollars)
MSS Revenues:
Solar modules and other solar power products	$613,068	$1,158,962
Solar system kits	42,901	72,098
EPC services	3,164	3,922
Others (materials and components)	10,052	21,750
Subtotal	$669,185	$1,256,732
Energy Revenues:
Solar power projects	$2,685	$230,439
Electricity	1,882	2,930
O&M services	5,027	10,213
Others (EPC and development services)	17,067	21,167
Subtotal	$26,661	$264,749
Total net revenues	$695,846	$1,521,481

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019

Net revenues	$695,846	$825,635	$1,036,275	$1,521,481	$1,520,994
Cost of revenues	548,634	602,438	853,633	1,151,072	1,230,913

Gross profit	147,212	223,197	182,642	370,409	290,081

Operating expenses:
Selling expenses	53,463	52,659	45,361	106,122	83,292
General and administrative expenses	46,354	52,961	65,735	99,315	117,159
Research and development expenses	10,924	10,056	12,133	20,980	25,298
Other operating income	(8,997)	(5,915)	(1,329)	(14,912)	(3,015)
Total operating expenses	101,744	109,761	121,900	211,505	222,734

Income from operations	45,468	113,436	60,742	158,904	67,347
Other income (expenses):
Interest expense	(16,960)	(19,013)	(20,654)	(35,973)	(42,352)
Interest income	2,081	2,779	4,452	4,859	6,481
Gain (loss) on change in fair value of derivatives, net	(2,349)	33,109	(12,489)	30,759	(13,748)
Foreign exchange gain (loss), net	(2,192)	(34,119)	16,415	(36,311)	3,828
Investment income (loss)	1,525	(14,012)	2,002	(12,487)	2,547
Other expenses, net	(17,895)	(31,256)	(10,274)	(49,153)	(43,244)

Income before income taxes and equity in earnings of unconsolidated investees	27,573	82,180	50,468	109,751	24,103
Income tax benefit (expense)	(8,899)	29,051	(13,951)	20,154	(6,423)
Equity in earnings of unconsolidated investees	1,739	16	23,740	1,755	25,721
Net income	20,413	111,247	60,257	131,660	43,401

Less: Net income (loss) attributable to non-controlling interests	(191)	616	(2,425)	425	(2,116)

Net income attributable to Canadian Solar Inc.	$20,604	$110,631	$62,682	$131,235	$45,517

Earnings per share - basic	$0.35	$1.86	$1.05	$2.20	$0.77
Shares used in computation - basic	59,371,856	59,376,332	59,547,209	59,539,092	59,389,975
Earnings per share - diluted	$0.34	$1.84	$1.04	$2.18	$0.76
Shares used in computation - diluted	59,793,196	60,084,298	60,260,410	60,127,369	60,272,536

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2020	2020	2019	2020	2019
Net Income	20,413	111,247	60,257	131,660	43,401
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	30,997	(45,971)	(11,170)	(14,974)	4,815
De-recognition of commodity hedge and interest rate swap	4,439	—	—	4,439	—
Loss on changes in fair value of derivatives	(104)	(4,011)	(3,310)	(4,115)	(5,680)
Comprehensive income	55,745	61,265	45,777	117,010	42,536
Less: comprehensive income(loss) attributable to non-controlling interests	3,802	(1,441)	(1,028)	2,361	(5,355)
Comprehensive income attributable to Canadian Solar Inc.	51,943	62,706	46,805	114,649	47,891

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$578,815	$668,770
Restricted cash	398,739	526,723
Accounts receivable trade, net	421,691	436,815
Accounts receivable, unbilled	16,096	15,256
Amounts due from related parties	18,052	31,232
Inventories	547,106	554,070
Value added tax recoverable	109,358	108,920
Advances to suppliers	49,504	47,978
Derivative assets	5,989	5,547
Project assets	653,750	604,083
Prepaid expenses and other current assets	397,300	253,542
Total current assets	3,196,400	3,252,936
Restricted cash	16,766	9,927
Property, plant and equipment, net	970,065	1,046,035
Solar power systems, net	49,654	52,957
Deferred tax assets, net	136,267	153,963
Advances to suppliers	41,484	40,897
Prepaid land use right	58,800	60,836
Investments in affiliates	79,322	152,828
Intangible assets, net	22,430	22,791
Project assets	492,519	483,051
Right-of-use assets	30,162	37,733
Other non-current assets	164,661	153,253
TOTAL ASSETS	$5,258,530	$5,467,207

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	June 30,	December 31,
	2020	2019
Current liabilities:
Short-term borrowings	$1,015,749	$933,120
Long-term borrowings on project assets - current	179,978	286,173
Accounts payable	460,817	585,601
Notes payable	472,000	544,991
Amounts due to related parties	3,989	10,077
Other payables	448,973	446,454
Advance from customers	69,546	134,806
Derivative liabilities	10,461	10,481
Operating lease liabilities	17,218	18,767
Other current liabilities	112,496	121,527
Total current liabilities	2,791,227	3,091,997
Accrued warranty costs	47,280	55,878
Long-term borrowings	580,442	619,477
Derivatives liabilities	5,374	1,841
Liability for uncertain tax positions	15,543	15,353
Deferred tax liabilities	54,689	56,463
Loss contingency accruals	26,828	28,513
Operating lease liabilities	15,523	20,718
Financing liabilities	75,457	76,575
Other non-current liabilities	97,207	75,334
Total LIABILITIES	3,709,570	4,042,149
Equity:
Common shares	686,425	703,806
Treasury stock	—	(11,845)
Additional paid-in capital	22,989	17,179
Retained earnings	924,836	793,601
Accumulated other comprehensive loss	(126,193)	(109,607)
Total Canadian Solar Inc. shareholders’ equity	1,508,057	1,393,134
Non-controlling interests in subsidiaries	40,903	31,924
TOTAL EQUITY	1,548,960	1,425,058
TOTAL LIABILITIES AND EQUITY	$5,258,530	$5,467,207

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Statement of Operations Data:

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
GAAP net income attributable to Canadian Solar Inc.	20,604	62,682	131,235	45,517
Non-GAAP income adjustment items:
AD/CVD provision true-up	(20,397)	(21,617)	(20,397)	(21,617)
Tax impact	5,054	5,365	5,054	5,365
Non-GAAP net income attributable to Canadian Solar Inc.	5,261	46,430	115,892	29,265

GAAP income per share - diluted	$0.34	$1.04	$2.18	$0.76
Non-GAAP income per share - diluted	$0.09	$0.77	$1.93	$0.49
Shares used in computation - diluted	59,793,196	60,260,410	60,127,369	60,272,536